FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 September 2015

HSBC HOLDINGS PLC

ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the "Company") intends to issue up to EUR1,100,000,000 6.00% Perpetual Subordinated Contingent Convertible Securities (ISIN XS1298431104) (the "Securities") on 29 September 2015 (the "Issue Date").

Application will be made for the Securities to be listed on the Global Exchange Market of the Irish Stock Exchange. The denominations of the Securities will be EUR200,000 and integral multiples of EUR1,000 in excess thereof. The Securities will be subject to the terms and conditions set out in the offering memorandum dated 8 September 2015 relating to the Company's US$50,000,000,000 Programme for Issuance of Perpetual Subordinated Contingent Capital Securities (the "Offering Memorandum").

Subscription

Placing agents

HSBC Bank plc (the "Lead Manager");

Banca IMI S.p.A., ING Bank NV, Landesbank Baden-Württemberg, Natixis, Banco Santander, S.A., Skandinaviska Enskilda Banken AB (publ), SMBC Nikko Capital Markets Limited, Standard Chartered Bank, UniCredit Bank AG, Wells Fargo Securities International Limited and Westpac Banking Corporation ABN 33 007 457 141 (the "Joint Lead Managers"); and

Bank of Montreal, London Branch, Bayerische Landesbank, CIBC World Markets plc, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Agricole Corporate and Investment Bank, Emirates NBD Bank P.J.S.C., KBC Bank NV, Lloyds Bank plc, Mizuho International plc, Morgan Stanley & Co International PLC, Mitsubishi UFJ Securities International plc, RBC Europe Limited, Société Générale and The Royal Bank of Scotland plc (the "Co-Managers" and together with the Lead Manager and the Joint Lead Managers, the "Managers").

Subscription Agreement

The Company and the Managers have entered into a Subscription Agreement dated 25 September 2015 (the "Issue Agreement Date") in relation to the Securities (the "Subscription Agreement"). Pursuant to the Subscription Agreement and the Dealer Agreement dated 8 September 2015 between the Company and the Lead Manager (to which the other Managers are subject pursuant to the Subscription Agreement) (the "Dealer Agreement") and subject to fulfilment of the conditions set out below, the Managers have agreed jointly and severally to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Firm Securities and any Optional Securities (each as defined under "Principal Terms of the Securities" below) to be issued by the Company on 29 September 2015 (the "Issue Date") in an aggregate principal amount of at least EUR1,000,000,000 and no more than EUR1,100,000,000.
The Company has, in the Subscription Agreement, granted the Managers an option (the "Option") whereby the Managers may, at any time prior to 3:00 p.m. London time on the business day prior to the Issue Date, require the Company to issue some or all of the Optional Securities.

Conditions precedent to the subscription

The Managers' obligations to subscribe and pay for the Securities are subject to the satisfaction of a number of conditions, including:

(1)        the truth and correctness of certain representations and warranties of the Company contained in the Dealer Agreement on the Issue Agreement Date and on the Issue Date;
(2)        there not having been any significant new factor, material mistake or inaccuracy relating to the information contained in the Offering Memorandum, information in respect of which would have been required to have been included in the Offering Memorandum had such matter arisen prior to the date of the Offering Memorandum and which is material in the context of the issue of the relevant Securities;
(3)        there having been, since the Issue Agreement Date, in the opinion of the Managers, no change in financial, political or economic conditions or currency exchange rates that would be likely to prejudice materially the placement, distribution or sale of the Securities or dealings in the Securities in the secondary market; and
(4)        the Securities being admitted to listing on the Official List of the Irish Stock Exchange and trading on its Global Exchange Market, subject only to the issue of the Securities, on or before the Issue Date.

Such conditions may be waived in whole or in part by any Manager (except for the Company's representation that the aggregate principal amount of the Securities issued under the Programme will not exceed US$50,000,000,000 (or such greater amount as may be permitted by the terms of the Dealer Agreement)).

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors).  To the best of the Directors' knowledge, information and belief, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")).

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:

Issuer	The Company

Principal amount	EUR1,000,000,000 (the "Firm Securities"), and, subject to whether and to the extent the Managers exercise the Option, up to an additional EUR100,000,000 (the "Optional Securities").

Maturity date	Perpetual

Issue price	100 per cent. of the aggregate principal amount

Interest	Initially 6.00%. On each Resettable Security Reset Date, the interest payable in respect of the Securities will be reset by reference to a mid-market swap rate and a spread of 75.2 bps.

Resettable Security Reset Dates:	29 September 2023 and at 5 yearly intervals thereafter.

Interest payment dates	29 March and 29 September in each year commencing on 29 March 2016.

Cancellation of interest payments
On any date for payment of interest, the Company may at its discretion, and in some circumstances will, cancel any payments of interest which would otherwise have been due on such date. Any interest so cancelled will not be due and will not accrue.

Conversion
Following a Capital Adequacy Trigger, the Securities will be converted into ordinary shares of the Company ("Ordinary Shares") at the relevant conversion price on a date falling not more than one month from the determination that a Capital Adequacy Trigger has occurred.

Capital Adequacy Trigger
"Capital Adequacy Trigger" will occur if the Company, the United Kingdom Prudential Regulation Authority or other entity primarily responsible for the prudential supervision of the Company, or its agent appointed for such purpose, determines that the Company's Common Equity Tier 1 Capital Ratio (on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation) at any time is below 7.00 per cent.

For these purposes:

"Applicable Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the United Kingdom (whether or not such requirements, guidelines or policies are applied generally or specifically to the Company and/or any member of its group);

"CET1 Capital" means, as at any date, the sum, expressed in U.S. Dollars of all amounts that constitute Common Equity Tier 1 Capital of the Company together with its consolidated subsidiaries (the "HSBC Group") as at such date, less any deductions from Common Equity Tier 1 Capital (as defined in the CRD IV as interpreted and applied in accordance with the Applicable Rules or by the United Kingdom Prudential Regulation Authority) of the HSBC Group required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation in accordance with the Applicable Rules as at such date;

"Common Equity Tier 1 Capital Ratio" means, as at any date, the ratio of the CET1 Capital as at such date to the Risk Weighted Assets as at the same date, expressed as a percentage and on the basis that all measures used in such calculation shall be calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation;

"CRD IV" means Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the "CRD IV Directive") and Regulation (EU) No.  575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013, as amended, supplemented or replaced from time to time (the "CRD IV Regulation"); and

"Risk Weighted Assets" means, as of any date, the aggregate amount, expressed in U.S. Dollars, of the risk weighted assets of the Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation, in accordance with the Applicable Rules.

Conversion price
The conversion price per Ordinary Share for the Securities is EUR3.73559. Therefore, assuming that there is no adjustment to the conversion price and that all the Optional Securities are issued, the maximum number of Ordinary Shares which may be issued upon conversion of the Securities is 294,464,863.

Adjustments to the conversion price
The conversion price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification, redesignation or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) an extraordinary dividend or (iv) an issue of Ordinary Shares to shareholders as a class by way of rights, in each case only in the situations and to the extent provided in the Offering Memorandum. There is no requirement that there should be an adjustment for every corporate or other event that may affect the value of the Ordinary Shares.

Conversion Shares Offer
If a Capital Adequacy Trigger occurs despite recovery actions having been taken, the Company may, at its discretion, give existing shareholders of the Company the opportunity to purchase the Ordinary Shares issued on conversion or exchange of any of the Securities on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at a price of GBP 2.70 (which is the conversion price translated into GBP at an exchange rate of GBP 1.00 = EUR 1.38355).

Ranking of conversion shares	The conversion Ordinary Shares to be issued upon conversion of the Securities will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date.

Redemption at the option of the Company
The Securities may be redeemed in whole (but not in part) at the option of the Company on any Resettable Security Reset Date at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Redemption for taxation reasons
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of certain events relating to taxation listed in Condition 6(b) of the terms and conditions of the Securities, at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Redemption upon Capital Disqualification Event:
The Securities may be redeemed in whole (but not in part) at the option of the Company if a Capital Disqualification Event occurs at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Capital Disqualification Event:
A Capital Disqualification Event occurs if the Company determines at any time after the Issue Date, that there is a change in the regulatory classification of the Securities that results in or will result in:
(1)       their exclusion in whole from the regulatory capital of the HSBC Group; or
(2)       reclassification in whole as a form of regulatory capital of the HSBC Group that is lower than Additional Tier 1 Capital (which term has the meaning given to it by the United Kingdom Prudential Regulation Authority or other entity primarily responsible for the prudential supervision of the Company);

Condition to payments	Payments of interest or redemption amounts in respect of the Securities are subject to the Company remaining solvent after having made such payment.

Covenants
Whilst any Security remains outstanding, the Company shall (if and to the extent permitted by the Applicable Rules from time to time and only to the extent that such covenant would not cause a Capital Disqualification Event to occur), save with the approval of an extraordinary resolution of holders of the Securities:

(1)       not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on conversion, Ordinary Shares could not be legally issued as fully paid;
(2)       use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion are listed on the London Stock Exchange (or if the Ordinary Shares are no longer listed on the London Stock Exchange at the time of conversion, the principal stock exchange or securities market on which the Ordinary Shares are then listed);
(3)       at all times keep available for issue, free from pre-emptive or other preferential rights, sufficient Ordinary Shares to enable conversion of the Securities to be satisfied in full;
(4)       use all reasonable endeavours to appoint any agents or advisers that it is required to appoint under the terms and conditions applicable to the Securities.

Transfers after Suspension Date:
Transfers of beneficial interests in the Securities where such Securities are represented by a temporary global security or a permanent global security, will not be registered by the clearing systems after the date specified as the "Suspension Date" in a notice given by the Company to holders of Securities after the occurrence of a Capital Adequacy Trigger.

Form and Denomination	The Securities will be represented by a temporary global security exchangeable for interests in a permanent global security in the circumstances specified in the temporary global security.

Status	The Securities will constitute direct, unsecured and subordinated obligations of the Company, ranking equally without any preference among themselves.

Listing
Application will be made to admit the Securities to listing on the Official List of Irish Stock Exchange and to trading on the Global Exchange Market of the Irish Stock Exchange on or around the Issue Date. No assurance can be given as to whether or not, or when, such application will be granted.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities

The Company announced on 18 March 2015 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "2015 Mandate") to issue contingent convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital.

At the 2015 annual general meeting of the Company, the shareholders of the Company approved the 2015 Mandate allowing the Company to allot Ordinary Shares or rights to subscribe for Ordinary Shares to persons other than existing shareholders in connection with the issue of CCSs up to an aggregate nominal amount of US$1,813,500,000, equivalent to approximately 18.54 per cent of the Company's issued ordinary share capital as of the date of this announcement. The 2015 Mandate is effective until the Company's annual general meeting in 2016 or the close of business on 30 June 2016, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares (for example, in the 2015 annual general meeting, the Company sought, and received from shareholders, a separate authority to allot new Ordinary Shares (or rights to Ordinary Shares) of up to an aggregate nominal amount of US$6,411,698,934, representing two-thirds of the Company's issued ordinary share capital in total as at 20 March 2015, subject to certain limitations as described in the notice of the 2015 annual general meeting of the Company dated 20 March 2015).  For further details, please refer to the notice of the 2015 annual general meeting of the Company dated 20 March 2015 and the announcement of the Company dated 24 April 2015 disclosing the poll results of such meeting.

As of the date of this announcement, no CCSs were being issued by the Company prior to the date of this announcement pursuant to and out of the 2015 Mandate, and as such the remaining headroom in the 2015 Mandate is US$1,813,500,000. Assuming that there is no adjustment to the conversion price for the Securities, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the Securities (assuming all the Optional Securities are issued) is US$147,232,431.50. Accordingly, the Securities are being issued pursuant to and out of the 2015 Mandate and the issuance of the Securities is not subject to approval by the shareholders of the Company.

Application for listing

If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, to the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and to the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.

Reasons for the issuance of the Securities and use of proceeds

The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.

The aggregate gross proceeds from the issuance of the Securities (assuming none of the Optional Securities are issued) are expected to be EUR1,000,000,000. The net proceeds from the issuance of the Securities (assuming none of the Optional Securities are issued), after the deduction of commission, are expected to be EUR990,000,000.

The aggregate gross proceeds from the issuance of the Securities (assuming all of the Optional Securities are issued) are expected to be EUR1,100,000,000. The net proceeds from the issuance of the Securities (assuming all of the Optional Securities are issued), after the deduction of commission, are expected to be EUR1,089,000,000.

Fund raising activities in the past twelve months

The Company has not carried out any issue of equity securities during the 12 months immediately preceding the date of this announcement, save and except:

(1) the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme;
(2) the Issuances of Ordinary Shares to Employees; and

(3)        the issue of the US$2,450,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 24 March 2015 and 30 March 2015 respectively.  The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended.

For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.

Effects on shareholding structure of the Company

In the event a Capital Adequacy Trigger occurs:

(1)        assuming full conversion of the Securities (but assuming none of the Optional Securities are issued) at their initial conversion prices takes place, the Securities will be convertible into approximately 267,695,330 Ordinary Shares representing approximately 1.37 per cent. of the issued share capital of the Company as at the date of this announcement and approximately 1.35 per cent of the issued share capital of the Company as enlarged by the issue of such conversion Ordinary Shares; or

(2)        assuming full conversion of the Securities (and assuming all of the Optional Securities are issued) at their initial conversion prices takes place, the Securities (including all Optional Securities) will be convertible into approximately 294,464,863 Ordinary Shares representing approximately 1.51 per cent. of the issued share capital of the Company as at the date of this announcement and approximately 1.48 per cent of the issued share capital of the Company as enlarged by the issue of such conversion Ordinary Shares.

The conversion Ordinary Shares to be issued upon conversion of the Securities (and the Optional Securities) will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities and the Optional Securities (by reference to the information on shareholdings as at 23 September 2015 (being the latest practicable date prior to the release of this announcement) and in each case assuming: (a) full conversion of the Securities but excluding the Optional Securities; and (b) full conversion of the Securities and including all Optional Securities):

	As at 23 September 2015		(a) Assuming the Securities (excluding the Optional Securities) are fully converted into Ordinary Shares at the respective initial conversion prices		(b) Assuming the Securities (including all Optional Securities) are fully converted into Ordinary Shares at the respective initial conversion prices
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

JPMorgan Chase & Co. Note 1	974,346,537	4.98%	974,346,537	4.91%	974,346,537	4.91%
BlackRock, Inc. Note 2	1,299,731,921	6.64%	1,299,731,921	6.55%	1,299,731,921	6.55%

Subscribers of the Securities	0	0%	267,695,330	1.35%	294,464,863	1.48%
Other public Shareholders	17,289,012,463	88.38%	17,289,012,463	87.19%	17,289,012,463	87.06%
Total Issued Ordinary Shares	19,563,090,921	100.00%	19,830,786,251	100.00%	19,857,555,784	100.00%

Note:

1. Based on a disclosure of interest filing made by JPMorgan Chase & Co. on 23 September 2015, as per the long position as at 21 September 2015.
2. Based on a disclosure of interest filing made by BlackRock, Inc. on 14 August 2015, as per the long position as at 12 August 2015.

3.          The information in the above table is for illustrative purposes only, and it only shows the potential effects on the shareholding structure of the Company in connection with the Securities (but not any other securities issued or to be issued by the Company).

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Enquiries:

Investor enquiries to:
Rebecca Self Senior Manager, Group Investor Relations	+44 (0) 20 7992 3643	rebecca.self@hsbc.com
Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Disclaimers
This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required. The offer and sale of the Securities may be restricted by law in certain jurisdictions.
The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act.
The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors.
In particular, in August 2014, the United Kingdom Financial Conduct Authority (the "FCA") published the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 (the "TMR"), which took effect on 1 October 2014, and, in June 2015, published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which will replace the TMR from 1 October 2015 (the "PI").
Under the rules set out in the TMR (as amended or replaced from time to time, the "TMR Rules") and in the PI (as amended or replaced from time to time, the "PI Rules" and, together with the TMR Rules, the "MR Rules"), (i) certain contingent write-down or convertible securities (including any beneficial interests therein), such as the Securities, must not be sold to retail clients in the EEA and (ii)(a) until 1 October 2015, nothing may be done that would or might result in the buying of such securities (or the holding of a beneficial interest in such securities) by a retail client in the EEA (in each case within the meaning of the TMR Rules), or (b) from 1 October 2015, there must not be any communication or approval of an invitation or inducement to participate in, acquire or underwrite such securities (or the beneficial interest in such securities) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case, within the meaning of the PI Rules), other than in accordance with the limited exemptions set out in the applicable MR Rules.
The Managers are required to comply with the applicable MR Rules. By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from the Company and/or the Managers, each prospective investor represents, warrants, agrees with and undertakes to the Company and each of the Managers that:
  (i)            it is not a retail client in the EEA (as defined in the applicable MR Rules);

(ii)           whether or not it is subject to the MR Rules, it will not (A) sell or offer the Securities (or any beneficial interests therein) to retail clients in the EEA or (B) either (x) until 1 October 2015, do anything (including the distribution of the Offering Memorandum) that would or might result in the buying of the Securities or the holding of a beneficial interest in the Securities by a retail client in the EEA (in each case within the meaning of the TMR Rules)
                or (y) from 1 October 2015, communicate (including the distribution of the Offering Memorandum or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case within the meaning of the PI Rules), in any such case, other than (1) in relation to any sale of or offer to sell Securities (or any beneficial interests therein) to a retail client in or resident in the United Kingdom, in circumstances that do not and will not give rise to a contravention of the applicable MR Rules by any person and/or (2) in relation to any sale of or offer to sell Securities (or such beneficial interests therein) to a retail client in any EEA member state other than the United Kingdom, where (a) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Securities (or such beneficial interests therein) and is able to bear the potential losses involved in an investment in the Securities (or any beneficial interests therein) and (b) it has at all times acted in relation to such sale or offer in compliance with MiFID to the extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and

(iii)          it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Managers the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client. The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group has an international network of around 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, the Middle East and North Africa. With assets of USD 2,572 billion as at 30 June 2015, the HSBC Group is one of the largest banking and financial services organisations in the world.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson†, Jonathan Symonds† and Pauline van Der Meer Mohr†.
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                       Date: 28 September 2015